March 31, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Leaders Corporation

Registration Statement on Form S-1/A

Filed February 24, 2021

File No. 333-251324

To the men and women of the SEC:

On behalf of Global Leaders Corporation, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 9, 2021 addressed to Mr. Yip Hoi Hing Peter, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on February 24, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 2 to Registration Statement on Form S-1

General 1.

We note that Exhibit 3.1 to your filing appears to contain an "attachment" to your Articles of Incorporation. Please file your full Articles of Incorporation as an exhibit to your registration statement, in addition to this attachment, or confirm that Exhibit 3.1, as filed, is your full Articles of Incorporation. See Item 601(b)(3)(i) of Regulation S-K.

Company Response:

The Articles of Incorporation, as filed previously with our S-1/A, are the full Articles of Incorporation in their totality, as were originally filed with the Nevada Secretary of State.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 31, 2021

/s/ Yip Hoi Hing Peter

Yip Hoi Hing Peter

Chief Executive Officer